
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

House of Bowr LLC

Legal status of Issuer:

　　Form:

　　LLC

　　Jurisdiction of Incorporation/Organization:

　　Wyoming

　　Date of Organization:

　　July 17, 2020

Physical Address of Issuer:

1309 Coffeen Avenue, Suite 1200, Sheridan, Wyoming 82801, United States

Website of Issuer:

https://bowr.co/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 21, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)* (1)	Prior fiscal year-end (2019)
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$0	N/A

*Covers the period since the Company's inception on July 17, 2020.

(1) The above financial table does not include the financial results of Ideal Box Co., Ltd., a Thailand Limited Company owned by the founders of the Company, which operated thru 2020 in Thailand to engage with manufacturers and accept local payments in Thailand as an extension of the Company. As of January 1, 2021, upon the Company establishing required merchant and other business relationships that were not yet in place in 2020, the business conducted by Ideal Box Co., Ltd. in 2020 has been moved to, and operated by, the Company. The financial statements for Ideal Box Co., Ltd. are attached as supplementary documents in Exhibit A in order to provide historical financial information related to the Company's business.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 21, 2021

House of Bowr LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

House of Bowr LLC ("Bowr**,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 21, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9	$141
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN

CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://bowr.co/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/Bowr

The date of this Form C is September 21, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

House of Bowr offers consumers fully customizable, handmade furniture direct from the manufacturer at cost. The Company was formed in Wyoming as a limited liability company on July 17, 2020.

The Company is located at 1309 Coffeen Avenue, Sheridan, Wyoming 82801, United States.

The Company's website is https://bowr.com/.

The Company is headquartered and qualified to conduct business in Wyoming. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Bowr and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150[+]
Maximum Individual Purchase Amount	$107,000[+]
Offering Deadline	March 21, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 24.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Manufacturing and material shortages caused delays in the global supply system. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on Parikshit Guhabiswas, our Chief Executive officer, and Kc Princess Guesdan, our Chief Operating Officer. The Company does not have employment agreements with Parikshit Guhabiswas and Kc Princess Guesdan, and there can be no assurance that it will do so or that either, or both of them, will continue to be employed by the Company for a particular period of time. The loss of Parikshit Guhabiswas and/or Kc Princess Guesdan, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Securities, Investors would receive CF Shadow Securities in the form of Series B-CF Shadow Preferred Securities and would be required to enter into a proxy that allows the Intermediary or its designee to vote their Series B-CF Shadow Preferred Securities consistent with the majority of the Series B Preferred Securities holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.

If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

House of Bowr offers its customers designer, made-to-order, fully customizable, handmade furniture direct from the manufacturers to the customer's home at cost. The Company empowers independent manufacturers and designers by eliminating the middleman and bringing one-of-a-kind pieces of furniture direct to the consumer.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The Company aims to achieve break even in the next 24 months. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure while maintaining and scaling our growth and future expansion into new markets.

The Company's Products and/or Services

Product / Service	Description	Current Market
By Bowr	Subscriptions for industry buyers to source unique independently designed and manufactured high quality, fully customizable furniture direct from the manufacturer to your doorstep with just a few simple clicks.	Furnishing and home deco market: B2B, subscription

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Customization, product quality, performance and value and packaging are also important differentiating factors.

The Company has the following primary competitors: (i) Eporta which is the leading B2B ecommerce solution for interior design professionals and suppliers in the interior design industry; (ii) Archiproducts, which is the worldwide source for architecture and design products; (iii) DesignerInc, which is an all in one marketplace for designers to search, discover, buy and trade products; (iv) Architonic which is a the largest platform for products, materials and concepts for designers and architects; (v) Leibel, which is a design publication focused on minimalist designs in regards to architecture, interiors, furniture and products; (vi) The Inside, which is the leading direct to consumer home furnishings brand; (vii) Wayfair, which is an online furniture store providing the consumer with top brands, personalized service and free shipping; and (viii) RH, which is the world's leading luxury home furnishings purveyor, offering furniture, lighting, textiles, bath items, décor and outdoor furniture.

Most, if not all competitors in the marketplace depend on intermediaries and/or middlemen to provide furniture and home décor to customers. There are many challenges for manufacturers and designers, including an inefficient supply chain and a difficult barrier to entry into the marketplace, resulting in over 73% of manufacturers having little or no direct access to customers. The Company seeks to fill the voids and resolve the obstacles in the furnishing industry by creating a platform that enables and empowers creators, while also providing an end-to-end solution, giving customers access to high-quality products without mark-ups in pricing.

Customer Base

The Company employs a zero-inventory, direct to customer model. Our products are design-centric independent customers, independent professionals, sourcing professionals and businesses.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how.

Domain Names

The Company owns the https://bowr.co and https://bybowr.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Marketing (1)	26%	$6,500	26%	$278,200
Operations (2)	24%	$6,000	24%	$256,800
Product Development (3)	20%	$5,000	20%	$214,000
Infrastructure (4)	15%	$3,750	15%	$160,500
General Working Capital	9%	$2,250	9%	$96,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use the proceeds for targeted marketing efforts that create and test curated marketing materials specifically for B2C and B2B consumers.

(2) We will use the proceeds for our operations to achieve our goals of growth and productivity and to upgrade the Company's platform to add and deploy new features for our customers and manufacturing partners.

(3) We will continue to invest heavily in product development, including adding up to 1000+ unique SKU's, and prototyping 400 new designs from 200 independent furniture designers.

(4) We will use the proceeds for new hires to assist with more functions, including new and additional hires for Sales, Customer Support, Marketing, and Platform Development.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Parikshit Guhabiswas	CEO, Co-Founder and Manager	CEO and Co-Founder of House of Bowr LLC, 2018 – Present Responsible for developing strategic objectives and direction for the company, implementing strategic direction, tracking company performance, overseeing marketing campaigns and vision, financial forecasting and general CEO responsibilities	Hons, B.A., Management, 2013; Webster University, MBA, 2015
Kc Princess Guesdan	COO, Co-Founder and Manager	COO and Co-Founder of House of Bowr LLC, 2018 – Present Responsible for overseeing operations, setting comprehensive goals for performance and growth, managing relationships with partners and vendors, overseeing operations and budgeting	Stamford College, Associates Degree, Hospitality Management, 2009

Biographical Information

Parikshit Guhabiswas: Parikshit, known as Rumi, has always been a part of the startup ecosystem with having previously founded two prior startup companies that have made successful exits. Parikshit comes from an investment background, and started his career as an investment analyst for a Singapore based early-stage Venture Capital fund prior to returning to his passion for product design. His experience in the design industry made him aware of the issues and problems that both the furnishing industry, and its customers face. This led him to develop the concept for the Company's business.

Kc Princess Guesdan: Kc is the Company's COO and handles all-around duties in operations including supply-chain management, hiring, manufacturer engagement, monitoring day-to-day operations and sales. Kc has prior experience in the startup ecosystem as well. Kc began her career as a Sales and Marketing manager in the oil and gas industry, and has a corporate background. After leaving the corporate world, she worked with building startups as an Entrepreneur-In-Residence in a Singapore-based Incubator and Venture Capital firm catering to developing tech startups based in Southeast Asia. After the company disbanded in 2018, she began working on the idea stage with the co-founder of the Company.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees and has a team of 2 independent contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	1 vote per Membership Interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Interests at a later date. The issuance of such additional Membership Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Company does not have any outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Parikshit Guhabiswas	Membership Interests	70%
Kc Princess Guesdan	Membership Interests	30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

House of Bowr LLC, (the "**Company**") was formed on July 17, 2020 under the laws of the State of Wyoming, and is headquartered in Sheridan, Wyoming.

During 2020, the Company's business was conducted through Ideal Box Co., Ltd., a Thailand Limited Company owned by the founders of the Company, which operated through 2020 in Thailand to engage with manufacturers and accept local payments in Thailand as an extension of the Company. As of January 1, 2021, upon the Company establishing required merchant and other business relationships that were not yet in place in 2020, the business conducted by Ideal Box Co., Ltd. in 2020 has been moved to, and operated by, the Company. The financial statements for Ideal Box Co., Ltd. are attached as supplementary documents in Exhibit A in order to provide historical financial information related to the Company's business.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of August 31, 2021, the Company had an aggregate of $51,000 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$10,000	100%	General Working Capital	July 17, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 21, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise an additional $1,000,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $1,000,000 in SAFEs (Simple Agreement for Future Equity) or Convertible Notes to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering. The terms of the SAFEs and/or Convertible Notes in the Concurrent Offering will be different than the terms of the Crowd SAFE in this Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) equity interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per unit of the securities sold in such Equity Financing multiplied by 90%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to equity interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of Common Securities of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) equity interests reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers (or directors if the Company subsequently becomes a corporation), (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Equity interests granted in connection therewith shall have the same liquidation rights and preferences as the equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's managers (or board of directors if the Company subsequently becomes a corporation) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's managers (or board of directors if the Company subsequently becomes a corporation).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of managers (or board of directors if the Company subsequently becomes a corporation) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) all holders of Common Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place, other than the Company's LLC Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Parikshit Guhabiswas
_____
(Signature)

Parikshit Guhabiswas
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Parikshit Guhabiswas
_____
(Signature)

Parikshit Guhabiswas
_____
(Name)

Manager
_____
(Title)

September 21, 2021
_____
(Date)

/s/ Kc Princess Guesdan
_____
(Signature)

Kc Princess Guesdan
_____
(Name)

Manager
_____
(Title)

September, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

HOUSE OF BOWR LLC

Financial Statements
For the period from July 17, 2020 (inception) to December 31, 2020
(Unaudited)

JUN WANG, CPA

138-37 Jewel Ave, APT 2C
Flushing, NY 11367
Tel (917) 775-8573
Fax (800)887-4388
Email: junwang1999@gmail.com

HOUSE OF BOWR LLC

Table of Contents

Independent Accountant's Review Report

The Board of Directors

We have reviewed the accompanying consolidated financial statements of House of Bowr LLC, which comprise the balance sheet as of December 31, 2020, the related consolidated statements of income, stockholders' equity and statement of cash flows for period from July 17, 2020 to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jun Wang, CPA

July 30, 2021

See independent accountant's review report and accompanying notes to financial statements.

HOUSE OF BOWR LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS	
Current Assets	
Cash and Cash Equivalent	$ -
Accounts Receivable	-
Total Current Assets	0
Non-Current Assets	
Computers and Laptops	-
Furniture	-
Total Other Assets	0
TOTAL ASSETS	0
LIABILITIES	
Current Liabilities	
Accounts Payable	-
Other Current Liabilities	-
Total Current Liabilities	0
Long Term Liability	
Convertible Notes	-
Total Long-Term Liabilities	0
TOTAL LIABILITIES	0
EQUITY	
Owner’s Contribution	-
Retained Earnings	-
TOTAL EQUITY	0
TOTAL LIABILITIES AND EQUITY	$ 0

See independent accountant’s review report and accompanying notes to financial statements.

HOUSE OF BOWR LLC
STATEMENT OF INCOME
FOR THE PERIOD FROM JULY 17, 2020 (INCEPTION) TO DECEMBER 31, 2020

INCOME		
Sales	$	-
Other Income		-
Total Income		0
EXPENSES		
Salaries		-
Rent		-
Other		-
Total Expenses		0
NET INCOME	$	0

See independent accountant's review report and accompanying notes to financial statements.

HOUSE OF BOWR LLC AND SUBSIDIARY
STATEMENT OF OWNER'S EQUITY
FOR THE PERIOD FROM JULY 17, 2020 (INCEPTION) TO DECEMBER 31, 2020

	Additional Paid-In Capital	Retained Earning Owner Equity	Total
BALANCE, JULY 17, 2020	$ -	$ -	$ 0
CONTRIBUTION	-		
NET INCOME		-	-
BALANCE, DECEMBER 31, 2020	$ 0	$ 0	$ 0

HOUSE OF BOWR LLC
STATEMENT OF CASHFLOWS
FOR THE PERIOD FROM JULY 17, 2020 (INCEPTION) TO DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net Income	$	0
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		-
Accounts Receivable		-
Net cash provided by operating activities		0
FINANCING ACTIVITIES		
Owner's Contribution		-
Dividend for year ended 2020		-
Net cash provided by financing activities		0
NET CASH INCREASE FOR PERIOD		0
CASH AT END OF PERIOD	$	0

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

The financial statements have been prepared to present the financial position and results of operations of the following related entity (collectively, the "Company").

House of Bowr LLC is a Limited Liabilities Company incorporated in the State of Wyoming on July 17, 2020.

The Company is an online marketplace company that provides a platform for independent manufacturers and furniture designers to sell directly to the consumer, as well as allow for customization of their products.

NOTE 2:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Fiscal Year
The Company operates on a December 31st year-end.

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company with the consent of its shareholder, has elected under the Internal Revenue Code to be a partnership for both federal and state income tax purposes. In lieu of corporate income taxes the shareholders of a partnership are taxed on their share of the company's taxable income. Therefore, no provisions or liability for the federal or state income taxes has been included in financial statements. The Company has adopted provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ACS 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective positions. A tax position includes an entity's status including its status as a pass-through entity and the decision to not file a tax return.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States and State of Wyoming.

Plant, Property, and Equipment
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight line basis over management's estimate of each asset's useful life.

Revenue Recognition
The Company recognizes revenue when:

(1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

(2) delivery has occurred or services have been provided

(3) the fee is fixed or determinable

(4) collection is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

NOTE 3:   *DEBT:*

As of December 31, 2020, the Company records no debt or loan.

NOTE 4:   *EQUITY:*

LLC Membership Units
A LLC Membership Unit represent a fractional, undivided share of the Partnership Interests of all Partners issued hereunder. The allocation of Partnership Units among the partners as of December 31, 2020 is noted below:

Name of Individual	LLC Membership Units outstanding	Ownership %
Parikshit Guhabiswas	7,000,000	70%
Kc Princess Guesdan	3,000,000	30%
	10,000,000	100.00%

NOTE 5:   *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market□based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 □ Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 □ Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market□ corroborated inputs; and
Level 3 □ Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach □ Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach □ Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option□ pricing models, and excess earnings method. Cost approach □ Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 6:   *CONCENTRATION OF CREDIT RISK:*

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 7:   *COMMITMENTS AND CONTINGENCIES:*

The Company is not involved in any legal matters, nor it has any pending litigations against it.

NOTE 8:   *RELATED PARTY TRANSACTIONS:*

As of December 31, 2020, the Company records no related party transactions.

NOTE 9:   *SUBSEQUENT EVENTS:*

Management considered events subsequent to the end of the period but before July 15, 2021, the date that the financial statements were available to be issued.

NOTE 10:   *SUPPLMENTARY DOCUMENTS:*

Ideal Box Co., Ltd is a Thailand Limited Company, owned by the founders of House of Bowr LLC, and operates in Thailand as an extension of House of Bowr LLC. However, Ideal Box Co., Ltd has not yet entered in a parent-subsidiary relationship with House of Bowr LLC, and thus the financial statements of Ideal Box Co., Ltd has been attached as supplementary documents.

SUPPLMENTARY DOCUMENTS

FINANCIAL STATEMENTS OF IDEAL BOX CO., LTD

FOR THE PERIOD FROM JULY 17, 2020 TO DECEMBER 31, 2020

IDEAL BOX CO., LTD
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Current Assets

Cash and Cash Equivalent	$	15,165
Accounts Receivable		3,504
Total Current Assets		18,669

Non-Current Assets

Computers and Laptops	-
Furniture	1,500
Total Other Assets	1,500

TOTAL ASSETS	20,169

LIABILITIES

Current Liabilities

Accounts Payable	5,600
Contract Liability	2,127
Other Current Liabilities	-
Total Current Liabilities	7,727

Long Term Liability

Directors Loan	-
Total Long-Term Liabilities	0

TOTAL LIABILITIES	7,727

EQUITY

Owner's Contribution	10,000
Retained Earnings	2,442

TOTAL EQUITY	12,442

TOTAL LIABILITIES AND EQUITY	$	20,169

See independent accountant's review report and accompanying notes to financial statements.

INCOME

Sales	$	54,579
Other Income		255
Total Income		54,834

EXPENSES

Salaries, Benefits & Wages	15,400
Rent	6,800
Income Tax	2,250
Logistics	1,545
Insurance	1,100
Maintenance	880
Office Supplies	700
Depreciation & Amortization	627
Advertising & Promotion	485
Travel	380
Telecommunication	275
Utilities	165
Total Expenses	30,607

NET INCOME	$	2,442

IDEAL BOX CO., LTD
STATEMENT OF OWNER'S EQUITY
FOR THE PERIOD FROM JULY 17, 2020 TO DECEMBER 31, 2020

	Additional Paid-In Capital	Retained Earning Owner Equity	Total
BALANCE, JULY 17, 2020	$ -	$ -	$ 0
CONTRIBUTION	10,000		
NET INCOME		2,422	2,422
BALANCE, DECEMBER 31, 2020	$ 10,000	$ 2,422	$ 12,442

IDEAL BOX CO., LTD
STATEMENT OF CASHFLOWS
FOR THE PERIOD FROM JULY 17, 2020 TO DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net Income	$	2,442
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		5,600
Accounts Receivable		(3,504)
Depreciation Expense		627
Credit Cards		495
Tips		947
Net cash provided by operating activities		5,165
FINANCING ACTIVITIES		
Owner's Contribution		10,000
Dividend for year ended 2020		-
Net cash provided by financing activities		10,000
NET CASH INCREASE FOR PERIOD		15,165
CASH AT END OF PERIOD	$	15,165

EXHIBIT B

Offering Page found on Intermediary's Portal.

Company Name	Bowr

Logo

Bowr co.

Headline A furnishing platform revolutionizing how furniture is made and sold globally

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Hero Image



Tags Social Impact, Minority Founders, Eco, B2C, B2B, Furniture, Bootstrapped, Coming soon, Startups

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Pitch text

Summary

- Changing the furnishing industry forever, from sourcing to delivery
- Bringing true, fully customizable furniture to your doorsteps
- Empowering independent designers and craftsmen and eliminating middlemen
- 43% MoM growth, as of July 2021
- Present AOV of $3.6K, as of June 2021
- Disrupting the $671.07B+ global furnishing market

Problem

We never buy furniture straight from the person who makes them – EVEN ONLINE

The present system is set up to benefit whoever sells the product—not the people who make it, design it, or the customers who buy it.



72% of small and medium manufacturers are under-represented in the furnishing trade globally.



The present supply chain is inefficient and customers end up paying markups of up to **15x.**



Design creators have no access or representation in the furnishing industry.



There is a huge divide between the price of high-end options and low-end (and low quality) options.

With these issues plaguing the global furnishing industry, it's the customers who have no other choice but to pay inflated markups for products both offline or online, and settle for mass-produced products – both designer and generic – that cannot be made your own.



*72% based on sample survey across 1K manufacturers globally. 15x markup based on study with one of our manufacturing partners

Solution

Reengineering the supply chain, where manufacturers and designers create magic

Making design & manufacturing democratic and affordable with sustainability in mind

Bowr is transforming the complicated and disconnected furnishing industry into a democratic, fairly-priced, and accessible platform where customers (both homes and businesses) can not only buy high quality crafted furniture at honest prices, but also fully customize them to their space and needs.

Direct from manufacturer



Helping small and medium manufacturers completely eliminate all middlemen, and be more streamlined and efficient.

This allows manufacturers to be on trend, sustainable and receive above market value for their hard work.

Create an open economy for designers

    

Design   →   Create   →   Sell

Eliminate all barriers that restricts product to market for independent and undiscovered furniture designers. Making the process from drawing to a real product in front of customers as simple as counting to 10–truly democratize the industry.

Creating a true and supportive creator economy.

Taking the brand out of the equation



Bowr co.

$20 → +$14 → → → $34

Manufacturer Hub   Tax/Logistics   No Brand   No Retailer

E-commerce/DTC

$20 → +$14 → +$60 → → $94

Manufacturer   Tax/Logistics   Brand   No Retailer

Retailers(Luxury/Generic)

$20 → +$14 → +$60 → +$26 → $120

Manufacturer   Tax/Logistics   Brand   Retailer

Taking out all intermediaries and middlemen from the supply chain that exists, customers can truly experience the best products at their true cost. Retail has always been about access, with brands using inflated prices to control who can buy their products. So we created a way to sell them at realistic prices.

Not limited to what's available



Customers do not need to settle only for what can be found in the market but finally have the power to customize products to exactly how they desire.

It should never be one size fits all.

We are reimagining how everyone views, experiences, and participates in the furnishing industry globally.

Product

Fundamentally changing the furnishing industry—for good

A digitally native, design-driven, on-trend furnishing marketplace bringing made-to-order furniture for every style and budget.

Bowr brings together and works with independent manufacturers & designers globally to create a one-stop platform for all furnishing needs. With our zero-inventory, on-demand manufacturing technology we can constantly adapt to every customer and market demand, which leads to reduction of overall/inventory waste, warehousing cost, and ultimately, price.

We are redefining how furniture is made and sold.



Independent/ Freelance furniture designers

Raw material suppliers

Independent/MSME Manufacturers

Logistic Provider

A new way of furnishing with true customization at affordable prices

On-demand, fully customizable products



Bowr is saying goodbye to all the expensive price tags. With over 500 products and growing, Bowr is bringing on-demand, fully customizable products that are on-trend and made with the highest quality sustainable raw materials from around the world, straight to your doorsteps at cost prices.

No more one-size-fits-all



Customers have the ability to **fully customize** each product exactly to their specifications. Be it a smaller apartment or a favourite color, you can get the product you want in the size and color that you desire.

Bringing the best products straight from the source



With Bowr, we provide a digital platform for independent manufacturers to :

· Receive and manage orders directly from customers.

· Provide automated production and lead time updates to customers from manufacturers.

· Access on-demand delivery and logistic solution.

· Connect with global raw material suppliers and customers.

A true and fair creator economy



Provide independent, undiscovered furniture designers from around the world an end-to-end solution that lets them manufacture, sell and deliver globally, all in a single platform.

"We are the Shopify for furniture designers."

Traction

Defining the new normal: 51x growth in monthly revenue since launch in 2020

Supporting furniture sourcing from local independent manufacturers globally

As an early-stage startup since 2020, we have grown exponentially with a **small team of 3 and without any external funding.** Through the Covid-19 pandemic, we have:

· Hit Monthly revenue of **$102.7K** for non-subscription buyers for July 2021.

· Have over 61 specialised independent manufacturers and suppliers with over 500 SKU's as of July 2021.

· As of July 2021 Bowr has **280 B2B subscription** users spanning globally (Interior Designers, Architects) since B2B trade subscription launched in January 2021.

· **$3,600** AOV.

· Entirely bootstrapped with organic growth rate of 81% and we are seeing **43% MoM** growth as of July 2021.



Revenue   Growing during the pandemic.

$102k

$12k

2020   Jan 2021   July   Time

Projected Revenue (by 2023)



Bowr co.

Average order value (AOV) (June, 2021)

$ 3,600

1000 orders per month

$3.6 M

by Bowr

Monthly Subscription

$ 350

5000 subscribers

1.75 M

Annual Revenue

$ 61.2 M

Bowr also has **two initiatives** that bring in new customers and retain existing ones:

Bowr Upcycle   Customers can upgrade existing products previously purchased and upgrade to newer furniture. This helps consumers remain on-trend and up-to-date.

Bowr TRADE-IN   We accept and upcycle third-party furniture in exchange for credit towards new furniture from Bowr.

*AOV as of June 2021

Customers

Modern consumers prioritize design and affordability

We've made **customer service and quality** a priority since Day 1. This has earned Bowr a very special place in our customer's hearts. With pure organic growth, all our customers are from word-of-mouth, and many of our early adopters come back as return customers.

We listened to our customers and created the products they need.

Consumers looking at one time purchases

Home owners **Renters**
Office Purchase **Co-Living Spaces**
Restaurants **Hotels**
Co-Working Space
Property Developers
Condominiums **Realtors**

Consumers looking at ongoing purchases
And added support services

Freelance Interior Designer
Interior Designer Firms
Interior stylist
Freelance Architects
Professional Buyers
Architecture Firms
Sourcing Managers

"It's like buying champagne for the price of a beer."



Be it Michelin-starred restaurants, 5-star hotels, global offices, or an apartment. Everyone deserves the best quality.

From empowering independent and emerging professionals to world-renowned architects and interior designers, we help furnish their clients' businesses.

Bowr has furnished



plus many emerging independent business globally.

Business Model

Changing how furniture is made, sold, and experienced

As a lean business, since inception we have deployed multiple solutions to optimize our revenue and growth. Through process optimization and a robust tech platform, we have entered our stride and are scaling at 43% MoM through these challenging times. With new products in the pipeline, we are looking at hitting over $61M in revenue in the coming 24 months. We will also be testing our Design partner community platform, and are looking at an addition of 200 furniture designers globally creating and selling their products on our platform for customers globally by 2023.

Bowr co.

Direct from manufacturers marketplace

At-cost furniture pricing

$ 100 Annual membership*

√ Discounts on on-trend home decor products
√ Off-site **reupholstery** services
√ Offer **buyback** service
√ Offer **furniture upgrade** service
√ Preferred **relocation** service rates

Over **1000 members** since May 2021

by Bowr

Subscription for the simplest project sourcing experience

For industry buyers such as:

Interior designers
Architects
Project Buyers
Retail & Commercial businesses

280 subscribers globally as of July 2021

* at cost model and membership was started on may 2021 during our product market fit due to covid 19

Services offered for industry users under ⌂ by Bowr

Starter
$ **100**

Every month

Perfect for Students and Freelancers

Valid for 12 months

Select

Preferred Wholesale Price for every product

No minimum MOQ

3-click E-Order Support

Full E-Invoicing Support

Production process updates

Real-time lead time updates

Priority logistic pricing

Full Tier 1 Customization Support

24-Hours Customer Service Support

Preferred

$ **350**

Every month

Helping you grow

Valid for 12 months

Select

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10 Full Custom Furniture Support per month

Wholesale Price for every product

Furniture Sourcing on-demand*

No minimum MOQ

3-click E-Order Support

Full E-Invoicing and Purchase Support

Production process updates

Real-time lead time updates

Priority logistics pricing

Full Tier 1 and Tier 2 Customization Support

24-Hours Customer Service Support

Priority Production Queue

Furniture Consultancy Support

Offline Support On-site

Sample Request Support*

Premier
$ **700**

Every month

Complete Sourcing Solution partner

Valid for 12 months

Select

Unlimited Full Custom Furniture Support per month

Priority Wholesale Price for every product

Complete Furniture Sourcing on-demand assistance

No minimum MOQ

End-to-End E-Order

Full Materials and Sample Reference and Guide Service

Full E-Invoicing, Purchase & Sourcing Support

Production process updates

Mid Production Modification Support

Real-time lead time updates

Priority Logistic Support

All Tier Customization Support

24-Hours Priority Customer Service Support

Complete Full List Sourcing on-demand

Priority production queue

365-Days Consultancy Support

Offline Support On-site on request

Full Sample Request Support on-demand

Our fundamental principles define us as not only being a sustainable company but also uphold ethical standards consistently



We ensure all partner manufacturers have a safe working environment and pay above market price for their products.



To support local craftsmen and reduce logistics cost, we source the majority of our products domestically from the country we deliver to.



A global standard for purpose-driven companies. As a social impact company, our mission is cultural equity and environmental stewardship.



Our mission is to make the furnishing industry more sustainable with every product purchased. Our plant-a-tree initiative supports a greener furnishing industry, and our just-in-time production process reduces waste.

Market

The industry is ready for disruption

The new normal is ushering in a change in consumer priorities, behavior, and preference. Due to powerful macro trends, there is no better time than now to be a part of and change the furnishing space:

Global furnishing market size



$850.38 billion in 2025 at a CAGR of 6%

*The Business Research Company

The global consumer landscape is changing

As demographics are changing and more millennials (Gen Y) and Gen Z join the workforce, consumer behavior and expectations are also changing. These newer consumers care more about having furniture that can be customized to represent them, sustainability and stewardship of the environment, products made ethically, and believe in a more direct connection with the brand and the product. Bowr is perfectly positioned to be the next evolution in the furnishing industry, similar to how IKEA changed furnishing.



Asian consumers will continue to account for more than half of the luxury market



Generation Y (millennials) and Generation Z will account for 45% of the market in 2025

Note: 2016 percentages are estimates; 2025 percentages are forecasts
Source: Bain Luxury Goods Worldwide Market Study, Fall–Winter 2016

Solving the pain point of B2B

Currently, B2B buyers have to deal with sourcing multiple products from multiple vendors. Bowr is completely eliminating the inefficiencies of dealing with multiple parties, and providing the best solution where we **reduce sourcing time by 60% and cost by over 40%.**

*reduction in sourcing time & cost based on interviews and studies with 20 designers and 20 businesses

Competition

Bowr is a platform for the global future

Bowr believes in an open and egalitarian furnishing industry, where customers have access to products that are of the highest quality, sustainable, ethical, and truly customizable instead of just picking something from a catalogue. We aim for buyers to be able to obtain a unique piece that works for their home, work, and lifestyle.

Unlike our competitors, Bowr is a company that is creating an open ecosystem where independent designers and manufacturers from around the world can access the market. We are fundamentally challenging the furnishing landscape and bringing a true democratic furnishing solution to the masses.



We're especially attracting B2B customers, as we are specifically addressing their pain points.

B2B competitors

	FULL CUSTOMIZATION SUPPORT	NO MIDDLEMEN	MADE-TO-ORDER SUPPORT
by Bowr	✅	✅	✅
di. DESIGNERINC	❌	❌	❌
wayfair	❌	❌	❌
archiproducts	❌	❌	❌
ARCHI TONIC	❌	❌	❌
LEIBAL	❌	❌	❌
eporta.	❌	❌	❌

Vision

Bringing the furnishing industry into the digital age

With our core mission of sustainability, inclusiveness, and quality, Bowr is on track to be a global player

Bowr wants to **eliminate middlemen** and help independent craftspeople, small and medium manufacturers, and independent designers globally directly be a part of the global furnishing market. We want customers to be able to source directly from manufacturers, thus bringing prices down and unlocking other possibilities that are not possible with the readymade furnishing system.

First fundraising aims

As this is our first time raising funds to sustain our growth, we have set short-term and long-term goals.

18-months milestone:

· Grow our team and expand our customer experience, marketing, B2B sales, backend developer hires.

· Optimize our platform and add more features for customers.

· Add more manufacturers to cross 1000 SKU's.

· Hit 1000 Subscriptions for B2B customers.

· Prototype 200 unique products with partner designers to be added to the platform.

· Optimize our logistic solution to reduce delivery time.

Long-term vision:

- Become the sourcing choice for B2B and B2C customers globally.

- Empower independent craftspeople and small to mid-sized manufacturers globally, giving them access to sell directly to customers.

- From our commitment of "one tree planted for every furniture sold", we will expand our plantation drive to create a bigger impact.

- From our present pending B-corp status we will work toward receiving full B-corp status.

- Bring spotlight to women craftspeople globally, especially indigenous groups and showcase amazing native designs globally.

Investors

Bootstrapped prior to Republic campaign

Bowr has been **entirely bootstrapped to date**. Funded by our founders' life savings and family support, this is the first fund Bowr is raising.

Bowr has come this far with the support of family, customers, and manufacturers. With this sense of community and support behind the crazy insane dream of changing how a whole industry works, Bowr sincerely appreciates every single person who has given input, bought a product or just browsed the platform,

Our rise and successes are dedicated to you.

Founders

Outsiders who saw a solution

Bowr was started in the beginning as a solution to a problem personally faced by the founders which was, "Why can't furniture be customizable to my liking and be affordable?" This simple question made them realize how broken and fragmented the furnishing industry really is. With a unified sense of social responsibility, Parikshit who comes from a background of design and investment, and Kc from her background of sales & marketing for Fortune 500 companies embarked and created a hyper-growth company that is socially responsible.

Driven with purpose

As a person who is on the spectrum Parikshit, or called by the name given by his mother "Rumi" always saw things from a different perspective. With a strong background in design and investment, he brings a fierce focus towards creating a business model that will have a global impact and provide customers with a new way of experiencing and buying furniture. This added with a humble and challenging upbringing to a hardworking lower-middle-class family, his father and mother instilled a strong sense of social equality and standing up for the little guy in him that drives the mission for Bowr - to create an ecosystem where manufacturers, designers, suppliers are treated fairly.

Kc Princess came from a more typical background of 9 to 5 jobs to working in the corporate world, in which from her experience saw things in a more practical and feasible way. Constantly fighting for a change, she is a very active female founder fighting for more representation of female founders globally. With all the obstacles that she has to overcome in life, she brings a never give up attitude towards Bowr. Growing up as the eldest daughter of a family moving abroad for a better future, she saw and experienced how hard her parents worked to create a life for her and the family. Working against a lot of challenges while growing up, she was brought up resilient, hard-working, self-learning, and full of perseverance in her. She puts her heart into everything she does and this is how she has tremendously helped in making Bowr flourish.

Team

 Parikshit Guhabiswas   Founder/CEO

 Kc Princess Guesdan   Co-founder/COO

 Nongluk Thongthaipha   Community & Partnership Lead

Perks

$150   Handwritten Thank You Note from the founders Plant 1 tree under your name to create more sustainable sourcing practices

$300   A complimentary gift Handwritten Thank You Note from the founders Plant 2 trees under your name to create more sustainable sourcing practices

$500   Sustainable Investor Tote Bag Complimentary gift Handwritten Thank You Note from the founders Plant 5 trees under your name to create more sustainable sourcing practices

$1,000   Complimentary set of handwoven Thai pillowcase (retail value $170) made by women craftspeople Sustainable Investor Tote Bag Mention on our Investor Page Complimentary gift Handwritten Thank You Note from the founders Plant 10 trees under your name to create more sustainable sourcing practices

$1,500	Handmade Mid-century modern designer Ottoman (retail value $280) Limited Investor Edition Priority access to pre-launch products Mention on our Investor Page Complimentary gift Handwritten Thank You Note from the founders Plant 15 trees under your name to create more sustainable sourcing practices
$2,200	Choice between handmade Mid-century modern designer 'Odder Armchair' (retail value $540) or 'Farum Armchair' in Teak (retail value $610) Limited Investor Edition Priority access to pre-launch products Mention on our Investor Page Complimentary gift Handwritten Thank You Note from the founders Plant 20 trees under your name to create more sustainable sourcing practices
$5,000	Handmade Mid-century modern designer best-selling 'Natur Lounge Chair in Teak' (retail value $1,300) Limited Investor Edition VIP access and updates for pre-launch products Mention on our Investor Page Complimentary gift Handwritten Thank You Note from the founders Plant 30 trees under your name to create more sustainable sourcing practices
$10,000	Handmade Mid-century modern designer best-selling 'Skive Wingback Lounge Chair and Ottoman' (retail value $1,600) Limited Investor Edition Special mention on our platform/website Input on design of new products Quarterly investment updates VIP access and updates for pre-launch products Plant 50 trees under your name to create more sustainable sourcing practices
$20,000	Choice between handmade Mid-century modern designer best-selling 'Stockholm Wingback' or 'Copenhagen' Lounge Chair & Ottoman (retail value $2,200) Limited Investor Edition Have a product named after you Input on design of new products Exclusive virtual meeting with the founders Special mention on our platform/website Quarterly investment updates VIP access and updates for pre-launch products Plant 70 trees under your name to create more sustainable sourcing practices
$25,000	Choice of exclusive furniture in any style retail value up to $2,500 – custom-made furniture Have a product named after you Input on design of new products Exclusive virtual meeting with the founders Special mention on our platform/website Quarterly investment updates VIP access and updates for pre-launch products Plant 80 trees under your name to create more sustainable sourcing practices
$30,000	Choice of exclusive furniture in any style retail value up to $3,500 – custom-made furniture Have a product named after you Input on design of new products Exclusive virtual meeting with the founders Special mention on our platform/website Quarterly investment updates VIP access and updates for pre-launch products Plant 100 trees under your name to create more sustainable sourcing practices
$50,000	Choice of exclusive furniture in any style retail value up to $6,000 – custom-made furniture Have a product named after you Input on design of new products Exclusive virtual Q&A meeting with the CEO Special mention on our platform/website Quarterly investment updates VIP access and updates for pre-launch products Plant 100 trees under your name to create more sustainable sourcing practices

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

HOUSE OF BOWR LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], House of Bowr LLC, a Wyoming limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or

another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)　　If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)　　If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)　　**Liquidity Event**.

(i)　　If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)　　If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)　　If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's manager(s) (or board of directors if the Company becomes a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) (the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 in cash or cash equivalents (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Wyoming, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Sheridan, Wyoming, or the nearest arbitration location to Sheridan, Wyoming. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

HOUSE OF BOWR LLC

By:
Name: Parikshit Guhabiswas
Title: Chief Executive Officer
Address: 1309 Coffeen Avenue, Sheridan, Wyoming 82801, United States
Email: rumi@bowr.co

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between House of Bowr LLC, a Wyoming limited liability company (the "***Company***") and [Investor Name] ("***Member")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy under Section 17-16-722 of the Wyoming Business Corporation Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                           LLC d/b/a Republic
Date   Date

EXHIBIT D

Testing the Waters Communications

Company Name	Bowr

Logo



Bowr co.

Headline   A furnishing platform revolutionizing how furniture is made and sold globally

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Hero Image



Tags   Social Impact, Minority Founders, Eco, B2C, B2B, Furniture, Bootstrapped, Coming soon, Startups

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Pitch text

Summary

- Changing the furnishing industry forever, from sourcing to delivery
- Bringing true, fully customizable furniture to your doorsteps
- Empowering independent designers and craftsmen and eliminating middlemen
- 43% MoM growth, as of July 2021
- Present AOV of $3.6K, as of June 2021
- Disrupting the $671.07B+ global furnishing market

Problem

We never buy furniture straight from the person who makes them – EVEN ONLINE

The present system is set up to benefit whoever sells the product—not the people who make it, design it, or the customers who buy it.



72% of small and medium manufacturers are under-represented in the furnishing trade globally.



The present supply chain is inefficient and customers end up paying markups of up to **15x.**



Design creators have no access or representation in the furnishing industry.



There is a huge divide between the price of high-end options and low-end (and low quality) options.

With these issues plaguing the global furnishing industry, it's the customers who have no other choice but to pay inflated markups for products both offline or online, and settle for mass-produced products – both designer and generic – that cannot be made your own.



*72% based on sample survey across 1K manufacturers globally. 15x markup based on study with one of our manufacturing partners

Solution

Reengineering the supply chain, where manufacturers and designers create magic

Making design & manufacturing democratic and affordable with sustainability in mind

Bowr is transforming the complicated and disconnected furnishing industry into a democratic, fairly-priced, and accessible platform where customers (both homes and businesses) can not only buy high quality crafted furniture at honest prices, but also fully customize them to their space and needs.

Direct from manufacturer



Helping small and medium manufacturers completely eliminate all middlemen, and be more streamlined and efficient.

This allows manufacturers to be on trend, sustainable and receive above market value for their hard work.

Create an open economy for designers

    

Design   ➜   Create   ➜   Sell

Eliminate all barriers that restricts product to market for independent and undiscovered furniture designers. Making the process from drawing to a real product in front of customers as simple as counting to 10–truly democratize the industry.

Creating a true and supportive creator economy.

Taking the brand out of the equation



Taking out all intermediaries and middlemen from the supply chain that exists, customers can truly experience the best products at their true cost. Retail has always been about access, with brands using inflated prices to control who can buy their products. So we created a way to sell them at realistic prices.

Not limited to what's available



Customers do not need to settle only for what can be found in the market but finally have the power to customize products to exactly how they desire.

It should never be one size fits all.

We are reimagining how everyone views, experiences, and participates in the furnishing industry globally.

Product

Fundamentally changing the furnishing industry—for good

A digitally native, design-driven, on-trend furnishing marketplace bringing made-to-order furniture for every style and budget.

Bowr brings together and works with independent manufacturers & designers globally to create a one-stop platform for all furnishing needs. With our zero-inventory, on-demand manufacturing technology we can constantly adapt to every customer and market demand, which leads to reduction of overall/inventory waste, warehousing cost, and ultimately, price.

We are redefining how furniture is made and sold.



Independent/ Freelance furniture designers

Raw material suppliers

Independent/MSME Manufacturers

Logistic Provider

A new way of furnishing with true customization at affordable prices

On-demand, fully customizable products



Bowr is saying goodbye to all the expensive price tags. With over 500 products and growing, Bowr is bringing on-demand, fully customizable products that are on-trend and made with the highest quality sustainable raw materials from around the world, straight to your doorsteps at cost prices.

No more one-size-fits-all



Customers have the ability to **fully customize** each product exactly to their specifications. Be it a smaller apartment or a favourite color, you can get the product you want in the size and color that you desire.

Bringing the best products straight from the source



With Bowr, we provide a digital platform for independent manufacturers to :

· Receive and manage orders directly from customers.

· Provide automated production and lead time updates to customers from manufacturers.

· Access on-demand delivery and logistic solution.

· Connect with global raw material suppliers and customers.

A true and fair creator economy



Provide independent, undiscovered furniture designers from around the world an end-to-end solution that lets them manufacture, sell and deliver globally, all in a single platform.

"We are the Shopify for furniture designers."

Traction

Defining the new normal: 51x growth in monthly revenue since launch in 2020

Supporting furniture sourcing from local independent manufacturers globally

As an early-stage startup since 2020, we have grown exponentially with a **small team of 3 and without any external funding.** Through the Covid-19 pandemic, we have:

- Hit Monthly revenue of **$102.7K** for non-subscription buyers for July 2021.

- Have over 61 specialised independent manufacturers and suppliers with over 500 SKU's as of July 2021.

- As of July 2021 Bowr has **280 B2B subscription** users spanning globally (Interior Designers, Architects) since B2B trade subscription launched in January 2021.

- **$3,600** AOV.

- Entirely bootstrapped with organic growth rate of 81% and we are seeing **43% MoM** growth as of July 2021.





Revenue
Growing during the pandemic.
$102k
$12k
2020
Jan 2021
July
Time

Projected Revenue (by 2023)

Bowr co.	by Bowr	
Average order value (AOV) (June,2021)	Monthly Subscription	Annual Revenue
$ 3,600	$ 350	
1000 orders per month	5000 subscribers	$ 61.2 M
$3.6 M	1.75 M	

Bowr also has **two initiatives** that bring in new customers and retain existing ones:

Bowr Upcycle — Customers can upgrade existing products previously purchased and upgrade to newer furniture. This helps consumers remain on-trend and up-to-date.

Bowr TRADE-IN — We accept and upcycle third-party furniture in exchange for credit towards new furniture from Bowr.

*AOV as of June 2021

Customers

Modern consumers prioritize design and affordability

We've made **customer service and quality** a priority since Day 1. This has earned Bowr a very special place in our customer's hearts. With pure organic growth, all our customers are from word-of-mouth, and many of our early adopters come back as return customers.

We listened to our customers and created the products they need.

Consumers looking at one time purchases

Consumers looking at ongoing purchases
And added support services

Home owners Renters

Office Purchase **Co-Living Spaces**

Restaurants **Hotels**

Co-Working Space

Property Developers

Condominiums **Realtors**

Freelance Interior Designer

Interior Designer Firms

Interior stylist

Freelance Architects

Professional Buyers

Architecture Firms

Sourcing Managers

"It's like buying champagne for the price of a beer."



Be it Michelin-starred restaurants, 5-star hotels, global offices, or an apartment. Everyone deserves the best quality.

From empowering independent and emerging professionals to world-renowned architects and interior designers, we help furnish their clients' businesses.

Bowr has furnished



plus many emerging independent business globally.

Business Model

Changing how furniture is made, sold, and experienced

As a lean business, since inception we have deployed multiple solutions to optimize our revenue and growth. Through process optimization and a robust tech platform, we have entered our stride and are scaling at 43% MoM through these challenging times. With new products in the pipeline, we are looking at hitting over $61M in revenue in the coming 24 months. We will also be testing our Design partner community platform, and are looking at an addition of 200 furniture designers globally creating and selling their products on our platform for customers globally by 2023.

Bowr co.

Direct from manufacturers marketplace

At-cost furniture pricing

$ 100 Annual membership*

✓ Discounts on on-trend home decor products
✓ Off-site **reupholstery** services
✓ Offer **buyback** service
✓ Offer **furniture upgrade** service
✓ Preferred **relocation** service rates

Over **1000 members** since May 2021

by Bowr

Subscription for the simplest project sourcing experience

For industry buyers such as:

Interior designers
Architects
Project Buyers
Retail & Commercial businesses

280 subscribers globally as of July 2021

* at cost model and membership was started on may 2021 during our product market fit due to covid 19

Services offered for industry users under 🪑 by Bowr

Starter

$ **100**

Every month

Perfect for Students and Freelancers

Valid for 12 months

Select

Preferred Wholesale Price for every product

No minimum MOQ

3-click E-Order Support

Full E-Invoicing Support

Production process updates

Real-time lead time updates

Priority logistic pricing

Full Tier 1 Customization Support

24-Hours Customer Service Support

Best Value

Preferred

$ **350**

Every month

Helping you grow

Valid for 12 months

Select

---

10 Full Custom Furniture Support per month

Wholesale Price for every product

Furniture Sourcing on-demand*

No minimum MOQ

3-click E-Order Support

Full E-Invoicing and Purchase Support

Production process updates

Real-time lead time updates

Priority logistics pricing

Full Tier 1 and Tier 2 Customization Support

24-Hours Customer Service Support

Priority Production Queue

Furniture Consultancy Support

Offline Support On-site

Sample Request Support*

Premier

$ **700**

Every month

Complete Sourcing Solution partner

Valid for 12 months

Select

Unlimited Full Custom Furniture Support per month

Priority Wholesale Price for every product

Complete Furniture Sourcing on-demand assistance

No minimum MOQ

End-to-End E-Order

Full Materials and Sample Reference and Guide Service

Full E-Invoicing, Purchase & Sourcing Support

Production process updates

Mid Production Modification Support

Real-time lead time updates

Priority Logistic Support

All Tier Customization Support

24-Hours Priority Customer Service Support

Complete Full List Sourcing on-demand

Priority production queue

365-Days Consultancy Support

Offline Support On-site on request

Full Sample Request Support on-demand

Our fundamental principles define us as not only being a sustainable company but also uphold ethical standards consistently

 We ensure all partner manufacturers have a safe working environment and pay above market price for their products.

 To support local craftsmen and reduce logistics cost, we source the majority of our products domestically from the country we deliver to.

 A global standard for purpose-driven companies. As a social impact company, our mission is cultural equity and environmental stewardship.

 Our mission is to make the furnishing industry more sustainable with every product purchased. Our plant-a-tree initiative supports a greener furnishing industry, and our just-in-time production process reduces waste.

Market

The industry is ready for disruption

The new normal is ushering in a change in consumer priorities, behavior, and preference. Due to powerful macro trends, there is no better time than now to be a part of and change the furnishing space:

Global furnishing market size



$850.38 billion in 2025 at a CAGR of 6%

*The Business Research Company

The global consumer landscape is changing

As demographics are changing and more millennials (Gen Y) and Gen Z join the workforce, consumer behavior and expectations are also changing. These newer consumers care more about having furniture that can be customized to represent them, sustainability and stewardship of the environment, products made ethically, and believe in a more direct connection with the brand and the product. Bowr is perfectly positioned to be the next evolution in the furnishing industry, similar to how IKEA changed furnishing.



Asian consumers will continue to account for more than half of the luxury market



Generation Y (millennials) and Generation Z will account for 45% of the market in 2025

Note: 2016 percentages are estimates; 2025 percentages are forecasts
Source: Bain Luxury Goods Worldwide Market Study, Fall–Winter 2016

Solving the pain point of B2B

Currently, B2B buyers have to deal with sourcing multiple products from multiple vendors. Bowr is completely eliminating the inefficiencies of dealing with multiple parties, and providing the best solution where we **reduce sourcing time by 60% and cost by over 40%.**

*reduction in sourcing time & cost based on interviews and studies with 20 designers and 20 businesses

Competition

Bowr is a platform for the global future

Bowr believes in an open and egalitarian furnishing industry, where customers have access to products that are of the highest quality, sustainable, ethical, and truly customizable instead of just picking something from a catalogue. We aim for buyers to be able to obtain a unique piece that works for their home, work, and lifestyle.

Unlike our competitors, Bowr is a company that is creating an open ecosystem where independent designers and manufacturers from around the world can access the market. We are fundamentally challenging the furnishing landscape and bringing a true democratic furnishing solution to the masses.



We're especially attracting B2B customers, as we are specifically addressing their pain points.

B2B competitors

	FULL CUSTOMIZATION SUPPORT	NO MIDDLEMEN	MADE-TO-ORDER SUPPORT
by Bowr	✅	✅	✅
di. DESIGNERINC	❌	❌	❌
wayfair	❌	❌	❌
archiproducts	❌	❌	❌
ARCHI TONIC	❌	❌	❌
LEIBAL	❌	❌	❌
eporta.	❌	❌	❌

Vision

Bringing the furnishing industry into the digital age

With our core mission of sustainability, inclusiveness, and quality, Bowr is on track to be a global player

Bowr wants to **eliminate middlemen** and help independent craftspeople, small and medium manufacturers, and independent designers globally directly be a part of the global furnishing market. We want customers to be able to source directly from manufacturers, thus bringing prices down and unlocking other possibilities that are not possible with the readymade furnishing system.

First fundraising aims

As this is our first time raising funds to sustain our growth, we have set short-term and long-term goals.

18-months milestone:

· Grow our team and expand our customer experience, marketing, B2B sales, backend developer hires.

· Optimize our platform and add more features for customers.

· Add more manufacturers to cross 1000 SKU's.

· Hit 1000 Subscriptions for B2B customers.

· Prototype 200 unique products with partner designers to be added to the platform.

· Optimize our logistic solution to reduce delivery time.

Long-term vision:

- Become the sourcing choice for B2B and B2C customers globally.

- Empower independent craftspeople and small to mid-sized manufacturers globally, giving them access to sell directly to customers.

- From our commitment of "one tree planted for every furniture sold", we will expand our plantation drive to create a bigger impact.

- From our present pending B-corp status we will work toward receiving full B-corp status.

- Bring spotlight to women craftspeople globally, especially indigenous groups and showcase amazing native designs globally.

Investors

Bootstrapped prior to Republic campaign

Bowr has been **entirely bootstrapped to date**. Funded by our founders' life savings and family support, this is the first fund Bowr is raising.

Bowr has come this far with the support of family, customers, and manufacturers. With this sense of community and support behind the crazy insane dream of changing how a whole industry works, Bowr sincerely appreciates every single person who has given input, bought a product or just browsed the platform,

Our rise and successes are dedicated to you.

Founders

Outsiders who saw a solution

Bowr was started in the beginning as a solution to a problem personally faced by the founders which was, "Why can't furniture be customizable to my liking and be affordable?" This simple question made them realize how broken and fragmented the furnishing industry really is. With a unified sense of social responsibility, Parikshit who comes from a background of design and investment, and Kc from her background of sales & marketing for Fortune 500 companies embarked and created a hyper-growth company that is socially responsible.

Driven with purpose

As a person who is on the spectrum Parikshit, or called by the name given by his mother "Rumi" always saw things from a different perspective. With a strong background in design and investment, he brings a fierce focus towards creating a business model that will have a global impact and provide customers with a new way of experiencing and buying furniture. This added with a humble and challenging upbringing to a hardworking lower-middle-class family, his father and mother instilled a strong sense of social equality and standing up for the little guy in him that drives the mission for Bowr - to create an ecosystem where manufacturers, designers, suppliers are treated fairly.

Kc Princess came from a more typical background of 9 to 5 jobs to working in the corporate world, in which from her experience saw things in a more practical and feasible way. Constantly fighting for a change, she is a very active female founder fighting for more representation of female founders globally. With all the obstacles that she has to overcome in life, she brings a never give up attitude towards Bowr. Growing up as the eldest daughter of a family moving abroad for a better future, she saw and experienced how hard her parents worked to create a life for her and the family. Working against a lot of challenges while growing up, she was brought up resilient, hard-working, self-learning, and full of perseverance in her. She puts her heart into everything she does and this is how she has tremendously helped in making Bowr flourish.

Team

 Parikshit Guhabiswas   Founder/CEO

 Kc Princess Guesdan   Co-founder/COO

 Nongluk Thongthaipha   Community & Partnership Lead

Perks

$150   Handwritten Thank You Note from the founders Plant 1 tree under your name to create more sustainable sourcing practices

$300   A complimentary gift Handwritten Thank You Note from the founders Plant 2 trees under your name to create more sustainable sourcing practices

$500   Sustainable Investor Tote Bag Complimentary gift Handwritten Thank You Note from the founders Plant 5 trees under your name to create more sustainable sourcing practices

$1,000   Complimentary set of handwoven Thai pillowcase (retail value $170) made by women craftspeople Sustainable Investor Tote Bag Mention on our Investor Page Complimentary gift Handwritten Thank You Note from the founders Plant 10 trees under your name to create more sustainable sourcing practices

$1,500	Handmade Mid-century modern designer Ottoman (retail value $280) Limited Investor Edition Priority access to pre-launch products Mention on our Investor Page Complimentary gift Handwritten Thank You Note from the founders Plant 15 trees under your name to create more sustainable sourcing practices
$2,200	Choice between handmade Mid-century modern designer 'Odder Armchair' (retail value $540) or 'Farum Armchair' in Teak (retail value $610) Limited Investor Edition Priority access to pre-launch products Mention on our Investor Page Complimentary gift Handwritten Thank You Note from the founders Plant 20 trees under your name to create more sustainable sourcing practices
$5,000	Handmade Mid-century modern designer best-selling 'Natur Lounge Chair in Teak' (retail value $1,300) Limited Investor Edition VIP access and updates for pre-launch products Mention on our Investor Page Complimentary gift Handwritten Thank You Note from the founders Plant 30 trees under your name to create more sustainable sourcing practices
$10,000	Handmade Mid-century modern designer best-selling 'Skive Wingback Lounge Chair and Ottoman' (retail value $1,600) Limited Investor Edition Special mention on our platform/website Input on design of new products Quarterly investment updates VIP access and updates for pre-launch products Plant 50 trees under your name to create more sustainable sourcing practices
$20,000	Choice between handmade Mid-century modern designer best-selling 'Stockholm Wingback' or 'Copenhagen' Lounge Chair & Ottoman (retail value $2,200) Limited Investor Edition Have a product named after you Input on design of new products Exclusive virtual meeting with the founders Special mention on our platform/website Quarterly investment updates VIP access and updates for pre-launch products Plant 70 trees under your name to create more sustainable sourcing practices
$25,000	Choice of exclusive furniture in any style retail value up to $2,500 – custom-made furniture Have a product named after you Input on design of new products Exclusive virtual meeting with the founders Special mention on our platform/website Quarterly investment updates VIP access and updates for pre-launch products Plant 80 trees under your name to create more sustainable sourcing practices
$30,000	Choice of exclusive furniture in any style retail value up to $3,500 – custom-made furniture Have a product named after you Input on design of new products Exclusive virtual meeting with the founders Special mention on our platform/website Quarterly investment updates VIP access and updates for pre-launch products Plant 100 trees under your name to create more sustainable sourcing practices
$50,000	Choice of exclusive furniture in any style retail value up to $6,000 – custom-made furniture Have a product named after you Input on design of new products Exclusive virtual Q&A meeting with the CEO Special mention on our platform/website Quarterly investment updates VIP access and updates for pre-launch products Plant 100 trees under your name to create more sustainable sourcing practices

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.